UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING SCHEDULE OF VOLUNTARY DELISTING OF AMERICAN DEPOSITARY RECEIPTS FROM THE NEW YORK STOCK EXCHANGE

On March 9, 2017, the registrant filed with the Tokyo Stock Exchange a notice regarding the schedule of voluntary delisting of its American Depositary Receipts from the New York Stock Exchange. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
Name:	Takashi Ameshima
Title:	Vice President
Investor Relations Office

Date: March 9, 2017

March 9, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice regarding Schedule of Voluntary Delisting of American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”)

Nippon Telegraph and Telephone Corporation (“NTT”) today announced the delisting schedule from the NYSE and notified to the NYSE on March 9, 2017 (Eastern Time in the U.S.) that it will apply for voluntary delisting of its ADRs from the NYSE, in connection with its announcement on February 10, 2017 relating to its intention of delisting from the NYSE. Please see below for details.

1. Reasons for the Application for Voluntary Delisting of ADRs from the NYSE

In September 1994, NTT listed its ADRs on the NYSE in order to improve convenience for overseas investors and increase its capital raising options. Since then, NTT has been focused on proactive information disclosure by meeting its reporting obligations under the U.S. Securities Exchange Act of 1934 (“Exchange Act”), preparing consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Subsequently, the Japanese stock markets have become increasingly globalized and the stock market environment, generally, has undergone significant changes, such as the revision of Japanese laws, regulations, and Japanese Accounting Standards, and a decrease in regulatory differences between Japan and the United States with respect to disclosure and internal control requirements. These changes, compared to when NTT first listed its ADRs on the NYSE over 20 years ago, have made the Japanese stock markets more accessible to U.S. investors and have led to a drastic increase in stock trading by overseas investors in the Japanese market.

In light of these changes in the Japanese stock market environment, NTT has decided to file an application for voluntary delisting from the NYSE, as the necessity to remain listed on the NYSE has decreased while the costs associated with being an NYSE-listed company have increased.

2. Stock Exchange on which NTT will maintain its listing

Tokyo Stock Exchange

3. Implementation Schedule of Application for Voluntary Delisting of ADRs from the NYSE

March 9, 2017	Notice to the NYSE of its application to delist

March 21, 2017 (planned)	Submission of Form 25 to the U.S. Securities and Exchange Commission (the “SEC”) to delist from the NYSE

April 3, 2017 (planned)	Effective date of delisting from the NYSE

*	The schedule provided above including the anticipated effective dates may be delayed if the SEC objects to the delisting or requests an extended review or for other reasons.

4. Future Plans

Even after delisting its ADRs from the NYSE, NTT intends to maintain its ADR program in the United States and anticipates that its ADRs will be traded on the U.S. over-the-counter market. NTT will suspend the issuance of new ADRs at the time of delisting from the NYSE, but in addition to the aforementioned over-the-counter market trading, it will remain possible to continue to hold NTT’s ADRs or to cancel them through the depositary bank.

5. Contact Information for Inquiries Regarding NTT’s ADRs:

JPMorgan Service Center (United States)

Tel:	1-800-990-1135 (toll free within the United States) 1-651-453-2128 (from outside the United States)

Website:	www.adr.com

E-mail:	jpmorgan.adr@wellsfargo.com

(Business hours: Mon. - Fri., 7:00 a.m. to 7:00 p.m. (U.S. Eastern Standard Time))

*	Those holding ADRs through a bank, broker or other nominee should contact such bank, broker or nominee with any questions.

*	Those holding ADRs in Registered Form directly with the depositary bank may contact the JPMorgan Service Center with their account number for identification purposes.

For further inquiries, please contact:

Takuro Hanaki or Tatsuya Watanabe

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

TEL: +81-3-6838-5481